Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB), hereby announces that it has submitted a preliminary proposal as part of the “plan de cession” to acquire the operations of Ascometal, a special steels producer based in France. The preliminary proposal submitted by Gerdau was for 41.5 million euros plus the value of inventories, to be determined after due diligence.

Ascometal has annual installed production capacity for 920,000 metric tons of steel in three plants, located in Hagondange, Les Dunes and Fos-sur-Mer, and operates in the automotive, oil & gas, railway, agriculture and industrial equipment sectors.

Ascometal has begun a judicial recovery in March 2014, after which parties interested in taking over the company’s operations were invited to submit proposals designed to continue its operations.

After the decision of French courts in relation to the proposals submitted by interested parties, the transaction should be concluded by the end of the second quarter of 2014, subject to other necessary approvals.

Through this operation Gerdau aims to expand its presence in the global automotive industry as a supplier of special long steels (SBQ).

Rio de Janeiro, April 7, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Officer